Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 3 DATED MAY 31, 2013
TO THE PROSPECTUS DATED APRIL 12, 2013
This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2013, Supplement No. 1 dated May 6, 2013 and Supplement No. 2 dated May 10, 2013 relating to our offering of up to $2,500,000,000 in shares of our common stock. Terms used in this Supplement No. 3 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the status of our public offering;

•	our acquisition of a property in Woodridge, Illinois;

•	the declaration of distributions;

•	our execution of an expense support agreement with our advisor;

•	changes to our valuation guidelines; and

•	changes to our plan of distribution.
Status of Our Public Offering
On January 3, 2013, we commenced our initial public offering of up to $2,500,000,000 in shares of any combination of our Class A and Class B common stock, consisting of up to $2,250,000,000 in shares in our primary offering and up to $250,000,000 in shares pursuant to our distribution reinvestment plan. Pursuant to the terms of the offering, we are required to deposit all subscription proceeds in escrow until the date we receive purchase orders for at least $10,000,000 (including shares purchased by our sponsor, its affiliates and our directors and officers and excluding purchase orders received from Pennsylvania investors) in any combination of Class A and Class B shares, and our board of directors has authorized the release of the escrowed purchase order proceeds to us so we can commence operations. On May 30, 2013, our sponsor purchased $10,000,000 of Class B shares of our common stock. On May 30, 2013, following the authorization of our board of directors, our escrow agent released all of the escrowed purchase order proceeds to us (excluding proceeds from Pennsylvania investors).
Our sponsor may not request redemption of its shares until we have raised $100,000,000 in offering proceeds in our primary offering. Redemption requests made for these shares will only be accepted (1) on the last business day of a calendar quarter, (2) after all redemption requests from all other stockholders for such quarter have been accepted and (3) to the extent that such redemptions do not cause redemptions to exceed that quarter's redemption cap. Redemption requests made for these shares will otherwise be subject to the same limitations as other stockholder redemption requests as described under “Share Purchases and Redemptions—Redeeming Shares.”
We are structured as a perpetual-life, non-listed REIT, which means that subject to regulatory approval of our filing for additional offerings and qualification as a REIT for U.S. federal income tax purposes, we intend to effectively conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 of the Securities Act.
Acquisition of a Property in Woodridge, Illinois
On May 31, 2013, we, through a wholly owned subsidiary of our operating partnership, acquired an office building located in Woodridge, Illinois, which we refer to as 9022 Heritage Parkway, from an unaffiliated seller. The purchase price for the property was approximately $13.3 million in cash, exclusive of closing costs.
Description of the Property
9022 Heritage Parkway is a two-story office building located at the interchange of Interstate 55 and Lemont Road, approximately 25 miles west of downtown Chicago. 9022 Heritage Parkway is well located in the Eastern East-West Corridor of the Chicago suburban office market, the largest of the metro’s suburban submarkets. The building totals 94,233 square feet and is situated on 8.05 acres. The property is 100% leased to Allstate Insurance Company, or Allstate, a wholly owned subsidiary of The Allstate Corporation (NYSE:ALL). The Allstate Corporation engages in the personal property and casualty insurance, life insurance, and retirement and investment products business. 9022 Heritage Parkway was constructed in 2002 as a build-to-suit for Allstate. Allstate utilizes 9022 Heritage Parkway as a claims center for the southwestern areas of the Chicago

MSA. The property is one of Allstate's three rapid response natural disaster locations in the United States. 9022 Heritage Parkway's parking count of 5.7 per 1,000 square feet is among the highest parking counts of existing buildings in the market.
Allstate has leased 100% of 9022 Heritage Parkway since 2002, when Allstate consolidated five locations into the property. Pursuant to the terms of the lease, Allstate is responsible for the payment of base rent and all of the property's operating expenses. On July 31, 2012, Allstate executed a six-year, four-month lease renewal through November 30, 2018. The lease provides for one five-year renewal option. The current base rent per year is $1,107,482, or $11.75 per square foot, increasing to $1,148,944 or $12.19 per square foot on August 1, 2013, with approximately 3.6% increases per year thereafter.
Allstate self-manages operations at the property and has engaged CB Richard Ellis, through its national account, as its facilities manager. Jones Lang LaSalle is responsible for property management oversight and accounting.
Financing of the Property
The acquisition of 9022 Heritage Parkway was funded through a combination of proceeds from our public offering and borrowings under our line of credit. We borrowed $6,700,000 under our line of credit with Regions Bank. Initially, the loan bears interest at a variable per annum rate equal to the adjusted British Bankers Association LIBOR Rate plus 2.20%, payable monthly.
Declaration of Distributions
Commencing with the first full month following the month in which we made our first property acquisition, our board of directors authorized and declared daily cash distributions of $0.00164384 per share. Such daily cash distributions will be payable with respect to each month from the period commencing on June 1, 2013 and ending on September 30, 2013 for each share of Class A and Class B common stock outstanding (less class-specific expenses). The first distribution for both classes of shares is payable on or about July 1, 2013. There can be no assurance that any such distributions will be paid to our stockholders or, given our limited operating history and historical cash flows, that our cash flow from operations will be sufficient to cover such distributions. We may pay distributions from sources other than cash flow from operations, including, without limitation, proceeds of this offering or borrowings, and there is no limit on the amounts we may pay from such sources.
Expense Support Agreement with Our Advisor
On May 29, 2013, we entered into an expense support agreement with our advisor, whereby our advisor has incurred, and may continue to incur, expenses related to our company that are not required to be reimbursed over the 60-month period following January 3, 2014 pursuant to our advisory agreement, which may include, without limitation, our offering, organization and operating expenses. Our advisor may incur these expenses until the earlier of (i) the date we raise $200,000,000 in aggregate gross offering proceeds or (ii) January 1, 2014.
Commencing with the earlier of (i) the quarter beginning on January 1, 2015 or (ii) the quarter in which we receive $200,000,000 in aggregate gross proceeds, within five business days after the end of such quarter and each calendar quarter thereafter, we will reimburse our advisor in an amount equal to the lesser of (i) $250,000 and (ii) the aggregate amount of all expense payments made by our advisor prior to the last day of such calendar quarter that have not been previously reimbursed by us to our advisor, until the aggregate of all expense payments have been reimbursed by us.
We or our advisor may terminate the expense support agreement at any time, without penalty, upon 30 days' notice. If the expense support agreement is terminated by our advisor, we shall continue to reimburse our advisor for all unreimbursed expense payments on a quarterly basis as provided in the expense support agreement. If the agreement is terminated by us, we shall reimburse our advisor for all unreimbursed expense payments within 30 days after such termination. At our discretion, such reimbursement may be in the form of cash, a non-interest bearing promissory note with equal monthly principal payments over a term of no more than five years, or any combination thereof.
Changes to our Valuation Guidelines
In connection with our execution of the expense support agreement, we have amended our valuation guidelines. The valuation guidelines, as amended, provide that for purposes of calculating our NAV, expense payments made by our advisor in accordance with the expense support agreement will not be recognized as expenses and reflected in our daily NAV until we reimburse our advisor for these costs. In addition, any payments made by the dealer manager on our behalf will also not be recognized as expenses and will not be reflected in our daily NAV until we reimburse the dealer manager for these costs.

Changes to Our Plan of Distribution
The fourth paragraph of the "Plan of Distribution" section of our prospectus is replaced with the following:

We are offering to the public a minimum of $10,000,000 in any combination of purchases of Class A shares and Class B shares. We are offering a maximum of $2,250,000,000 in shares of our common stock in our primary offering. We are also offering up to $250,000,000 in shares of our common stock pursuant to our distribution reinvestment plan. In addition, our advisor and sponsor, our directors, our executive officers and other affiliated persons or entities, including their respective directors, officers and employees, may purchase shares of our common stock at the same price as such shares are then being sold to the public in this offering, and the dealer manager may waive all of the dealer manager fees on Class B shares purchased by those persons. The amount of any such investments will be included in determining whether we have received at least $10,000,000 in purchase orders for our common stock. See “-Escrow Arrangement” below. Prior to the conclusion of this offering, if any of the shares of our common stock initially allocated to the distribution reinvestment plan remain unsold after meeting anticipated obligations under the distribution reinvestment plan, we may decide to sell some or all of such shares in the primary offering. Similarly, prior to the conclusion of this offering, if any of the shares of our common stock initially allocated to the distribution reinvestment plan have been purchased and we anticipate additional demand for shares under our distribution reinvestment plan, we may choose to reallocate some or all of the shares allocated to be offered in the primary offering to the distribution reinvestment plan.
The volume discount table under the heading "Underwriting Compensation—Selling Commissions and Discounts—Class A Shares" is replaced with the following:

Your Investment	Commission as a % of Price per Class A Share (Before Commission)
Up to $149,999.99	3.0%
$150,000.00 to $499,999.99	2.5
$500,000.00 to $999,999.99	2.0
$1,000,000.00 and up	1.5
The paragraph under the heading "Underwriting Compensation—Dealer Manager Fee—Class A and Class B Shares" is replaced with the following:

We pay the dealer manager a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.55% of our NAV for each share class for such day for coordinating our marketing and distribution efforts. The dealer manager fee is payable in arrears on a monthly basis. Because the dealer manager fee is based on our NAV, it is payable with respect to all shares of each class of our common stock, including shares of each class issued under our distribution reinvestment plan. We will cease paying the dealer manager fee on the date at which total underwriting compensation paid with respect to such shares exceeds 10% of the gross proceeds from the primary portion of our offering. The dealer manager may reallow a portion of the dealer manager fee to participating broker-dealers that meet certain thresholds of our shares under management. The dealer manager may waive up to all of the dealer manager fees on Class B shares purchased by our advisor and sponsor, our directors, our executive officers and other affiliated persons or entities, including their respective directors, officers and employees. The dealer manager has agreed to waive the dealer manager fees on the $10.2 million of Class B shares owned by our sponsor.